PRESS RELEASE ‘Brussels, 5 April 2013 - 1/3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Statement

Regarding Discussions with DOJ

Agreement in principle reached with DOJ

Parties request extension of the present stay of proceedings until

April 23, 2013, to finalize proposed consent judgment

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD), Grupo Modelo, S.A.B. de C.V. (BMV: GMODELOC), Constellation Brands, Inc. (NYSE: STZ, STZ.B) and Crown Imports LLC have reached an agreement in principle with the U.S. Department of Justice on a proposed resolution to the Department of Justice’s litigation challenging AB InBev’s proposed acquisition of the remaining stake in Grupo Modelo that it does not already own. The proposed resolution is substantially in line with the revised transaction announced on February 14, 2013.

In connection with this agreement, the parties and the Department of Justice have jointly approached the Court and requested an extension of the stay of the proceedings until April 23, 2013. This stay will allow the parties to finalize the details of a proposed consent judgment and the related definitive agreements and papers required for settlement. The parties stated in their filing with the Court that they expect for this to be their final request to extend the stay. Approval of the transaction, and the timing of such action, remain subject to the finalization of the relevant documentation with the DOJ and other parties, and approval by the Court.

The revised transaction with Constellation remains subject to regulatory approval in Mexico.

Transaction Website: www.globalbeerleader.com

Disclaimer

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, the proposed transaction described herein as well as AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets or to consummate the proposed transaction is dependent on many factors some of which may be outside of management’s control. In some cases,

PRESS RELEASE ‘Brussels, 5 April 2013 - 1/3

words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012, as well as risks associated with the proposed transaction, including uncertainty as whether AB InBev will be able to consummate the transaction on the terms described in this document or in the definitive agreements, the ability to obtain necessary governmental approvals, the availability of financing for the transaction and the ability to consummate the financing on the currently anticipated terms, the ability to realize the anticipated benefits of transaction, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved, and the amount and timing of any costs savings and operating synergies. AB InBev cannot assure you that the proposed transaction or the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date hereof, either to confirm the actual results or to report a change in its expectations.

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

Steve Lipin / Stan Neve, Brunswick Group Tel: +1-212-333-3810

PRESS RELEASE ‘Brussels, 5 April 2013 - 1/3

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands—those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 118,000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.